September 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ryan Lichtenfels

Donald Field

Re:	Grove Collaborative Holdings, Inc.

Registration Statement on Form S-1

File No. 333-266205

Acceleration Request

Requested Date: September 16, 2022

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grove Collaborative Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-266205 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on September 16, 2022, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Martin Wellington of Sidley Austin LLP at (650) 565-7123 or mwellington@sidley.com.

Very truly yours,

/s/ Delida Costin

Delida Costin
Chief Legal and People Officer
Grove Collaborative Holdings, Inc.

cc:	Stuart Landesberg, President, Chief Executive Officer and Director

Nathan Francis, Associate General Counsel

Martin Wellington, Sidley Austin LLP

Carlton Fleming, Sidley Austin LLP